EXHIBIT (a)(5)(ii)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE REQUESTS MEETING WITH PEOPLESOFT BOARD

REDWOOD SHORES, Calif., June 9, 2003—Early this afternoon, Oracle (Nasdaq; ORCL) Chairman and Chief Executive Officer, Lawrence J. Ellison, sent the following letter to Craig Conway, Chief Executive Officer of PeopleSoft:

June 9, 2003

Dear Mr. Conway:

This morning we commenced our tender offer for PeopleSoft. We believe that our offer provides full and fair value to PeopleSoft stockholders and a compelling future for PeopleSoft customers. I am reaffirming our request to meet with you and your board to discuss our offer further.

Your press release, quotes attributed to you in the press, and a notice we just received with respect to your intention to commence litigation against us raise the concern that you have taken a negative position with respect to the merits and motivations behind our offer before you and the PeopleSoft board have taken the time required to consider the offer. We have made a serious, fully financed, all-cash offer to your stockholders, and your fiduciary duties to those stockholders require a full and fair review done in good faith.

This matter will ultimately be decided by the PeopleSoft stockholders based on the merits and not by frivolous litigation. I reaffirm our request that you redeem your poison pill to enable stockholders to act on our offer, and I expect that the board will not take any further action that would interfere with the rights of PeopleSoft stockholders to determine the outcome of this process.

Sincerely,

Lawrence J. Ellison

Chairman and Chief Executive Officer

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###